 Exhibit 99.1

Organigram to Enter German Market Supplying Sanity Group

  Organigram to supply the medical division of German cannabis company Sanity Group with high-quality medical flower for distribution in Germany.
  Germany is expected to legalize recreational cannabis and remains the largest addressable cannabis market in Europe as a result.
  Both Organigram and Sanity Group have received strategic investments from BAT

TORONTO--(BUSINESS WIRE)--May 23, 2023--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce today that it has entered into a supply agreement (“the Agreement”) for dried flower with the medical division of German cannabis company Sanity Group, a health and life sciences company based in Berlin, Germany, dedicated to the medical applications of cannabinoids. Through exports from its flagship state-of-the-art cultivation facility in Moncton, Organigram already services medical patients in Israel and Australia, and will now add Germany to its growing list of international markets.

Under the terms of the Agreement, the Company will provide high-quality, indoor-grown dried flower product to Sanity Group and grant Sanity Group strain exclusivity on certain genetics.

“With the German cannabis industry slowly moving toward a recreational adult-use model, we are excited to begin solidifying our relationships with reputable medical cannabis product developers and distributors like Sanity Group,” says Beena Goldenberg, Chief Executive Officer of Organigram. “We are committed to providing customers and medical patients in Australia, Israel, and now Germany, with high-quality cannabis, produced through industry-leading research, development and consumer-led insights.”

“We look forward to bringing Organigram’s high-quality indoor-grown flower to our German medical patients,” said Finn Age Hänsel, Managing Director & Founder of Sanity Group. “Organigram consistently ranks as a leader in flower sales nationally in Canada and will be providing us with exclusivity on certain strains within the German market.”

Activities under the Agreement are subject to compliance with all applicable laws, including receipt of all requisite approvals from Health Canada, the German Ministry of Health, and any other applicable regulatory authorities.

About Sanity Group

Berlin-based Sanity Group aims to improve people’s quality of life through the use of cannabinoids and the endocannabinoid system. In addition to pharmaceuticals, the focus is also on wellbeing and cosmetic products that utilize cannabinoids. Sanity Group, founded in Berlin in 2018 by Finn Age Hänsel and Fabian Friede, includes Vayamed and AVAAY Medical (medicinal cannabis), Endosane Pharmaceuticals (finished pharmaceuticals), Belfry Medical (medical products and digital applications), VAAY (wellbeing) and This Place (natural cosmetics). Near Frankfurt am Main, Sanity Group also operates a production and processing facility for cannabis extracts. More information can be found on sanitygroup.com/press.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. This news release contains information concerning the cannabis industry and the markets in which the Company operates, including market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media enquiries:

Paolo De Luca
Chief Strategy Officer
paolo.deluca@organigram.ca

For investor enquiries:

Max Schwartz
Director of Investor Relations
investors@organigram.ca